Management’s Discussion and Analysis
For the three and nine months ended June 30, 2013

Other Information
Additional information about Cash Store Financial, including its annual information form, information circular, and annual and quarterly reports, is available on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml.

Non-GAAP Performance Measures
Throughout this MD&A, terms that are not specifically defined under U.S. GAAP are referenced and used. These non-U.S. GAAP measures may not be comparable to similar measures presented by other companies. These non-U.S. GAAP measures are presented because the Company believes that they provide investors with additional insight into the Company’s financial results. For a definition of these measures, refer to the section entitled "Non-GAAP Performance Measures" at the end of this MD&A.

Note
Cash Store Financial is a Canadian corporation and is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store”. Cash Store Financial does not conduct business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

August 14, 2013

The following discussion of the financial condition and results of operations of The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes for the three and nine months ended June 30, 2013 and the audited consolidated financial statements and MD&A for the year ended September 30, 2012. The Company’s board of directors (the “Board of Directors”), on the recommendation of the Company’s audit committee (“Audit Committee”), approved the content of this MD&A on August 14, 2013.

Unless otherwise stated, all dollar amounts are presented in thousands of Canadian dollars and have been prepared according to United States generally accepted accounting principles (U.S. GAAP).

Forward-Looking Information
 In order to help investors understand the Company’s current results and future prospects, this MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States federal securities legislation. Management refers to these types of statements collectively, as “forward-looking information”. Forward-looking information includes, but is not limited to: information with respect to our objectives, strategies, operations and financial results, competition; initiatives to grow revenue or reduce retention payments; key areas of focus for improvement in the section entitled "Focusing on the Results of Operations"; the Company's strategy to enable customers to access mainstream credit products in the section entitled "Transition to Lines of Credit"; and the Company's financial results are in the sections entitled "Results of Operations" and "Liquidity and Capital Resources."

Forward-looking information can generally be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases. They may also be identified by statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved".

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied. These risks and uncertainties may include (but are not limited to) changes in economic and political conditions, legislative or regulatory developments, technological developments, third party arrangements, competition, litigation, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents and other factors described under the heading “Risks and Uncertainties”.

Management has attempted to identify the important factors that could cause actual results to differ materially from those contained in forward-looking information, but other factors unknown to us at the time of writing could cause results to vary. There can be no assurance that forward-looking information will prove to be accurate. Actual results could differ materially. Management cautions readers not to place undue reliance on forward-looking information. Unless required by law, the Company does not undertake to update any forward-looking information.

Management has attempted to identify the important factors that could cause actual results to differ materially from those contained in forward-looking information, but other factors unknown to us at the time of writing could cause results to vary. There can be no assurance that forward-looking information will prove to be accurate. Actual results could differ materially. Management cautions readers not to place undue reliance on forward-looking information. Unless required by law, the Company does not undertake to update any forward-looking information.

Q3 2013 Management’s Discussion & Analysis	| 1 |

Business and Strategy Overview

Cash Store Financial is a leading provider of alternative financial products and services, serving everyday people for whom traditional banking may be inconvenient or unavailable. The Company owns and operates Canada’s largest network of retail branches in the alternative financial products and services industry, with 510 branches in 178 communities in Canada under the banners “Cash Store Financial”, “Instaloans” and “The Title Store”. Cash Store Financial also owns and operates 27 branches in the UK.

The Company is listed on both the Toronto Stock Exchange (TSX:CSF) and New York Stock Exchange (NYSE:CSFS).

Cash Store Financial acts as both a broker and lender of short term advances and offers a range of other products and services to help customers meet their day to day financial service needs. The Company employs a combination of payday loans and lines of credit as its primary consumer lending product offerings and earns fees and interest income on these consumer lending products, just as a bank does on longer-term lending products. Cash Store Financial also offers a wide range of financial products and services including bank accounts, prepaid MasterCard and private label credit and debit cards, cheque cashing, money transfers, payment insurance and prepaid phone cards. The Company has agency arrangements with a variety of companies to provide these products.

During the three and nine month periods ended June 30, 2013 the Company has continued to prudently pursue its strategy of continued platform and distribution growth and diversification through the launch of the Title Store banner, where the Company brokers short term loans secured against motor vehicles in three Alberta locations. In addition, starting in July 2013, the Company began testing its online payday loan platform with consumers in Alberta.

The table below illustrates the Company’s primary consumer lending offerings summarized by jurisdiction since October 1, 2011:

Jurisdiction	Branches	Oct 1, 2011 to Jan 31, 2012	Feb 1, 2012 to Sep 30, 2012	Oct 1, 2012 to Jan 31, 2013	Feb 1, 2013 to Present

British Columbia, Alberta Saskatchewan Nova Scotia	278	Payday Loans (Brokered)	Payday Loans (Direct Lending)

Manitoba	24	Payday Loans (Brokered)	Payday Loans (Direct Lending)	Lines of Credit (Brokered)

Ontario	175	Payday Loans (Brokered)	Payday Loans (Direct Lending)		Lines of Credit (Brokered)

New Brunswick Newfoundland Prince Edward Isl. Yukon / NWT	33	Payday Loans (Brokered)

United Kingdom	27	Payday Loans (Direct Lending)

Q3 2013 Management’s Discussion & Analysis	| 2 |

Transition to Lines of Credit

In keeping with the Company's product growth strategic objective, on October 1, 2012 and February 1, 2013 the Company launched a new suite of line of credit products in Manitoba and Ontario, respectively, and payday loans are no longer being offered in those provinces. The lines of credit are traditional, unsecured, medium term revolving credit lines, with regular minimum payments tailored to customers’ needs and profiles. This suite of line of credit products enables consumers to move up the credit ladder toward credit-scored products that will eventually enable access to mainstream lending products.

The lines of credit were designed to offer the following benefits:

Benefits to Consumers	Public Policy Objectives	Benefits for the Company
 - Access to flexible credit products that did not previously exist in the marketplace

 - Lower credit costs through a graduated line of credit suite that rewards good payment behavior

 - Reduced borrowing costs that will improve overall indebtedness

 - Opportunities to rebuild credit

 - Bring consumers with no, limited, or poor credit into mainstream economic products

 - A mechanism for consumers to save money and rebuild their creditworthiness

 - Innovative products for the underserved lower-end of the credit market

 - Reduce indebtedness and encourage savings

 - Diversification beyond payday lending and a growing recognition as a full-service financial services provider

 - Access to a broader segment of the consumer market

 - Delivery of a broader spectrum of financial services products

 - Extended customer relationships reduces high acquisition costs and adds incremental revenue

 - Uniform platform and delivery of consistent consumer experience

In Manitoba and Ontario, the Company has graduated a significant proportion of customers from its Basic line of credit to its Progressive line of credit that offers better rates and more flexible minimum repayment terms. These lines of credit supplement the Company’s lowest cost Elite line of credit that has been offered to qualifying customers across Canada starting in Q1 of FY2012.

On April 29, 2013, the Company filed an application in Ontario courts seeking a declaration that the Basic line of credit is not subject to the Payday Loans Act. On June 7, 2013 the Ontario Minister of Consumer Services filed an application In Ontario courts seeking a declaration that the Basic line of credit is subject to the Payday Loans Act and that the Company must obtain a broker license to offer this product. In July 2013, the Company launched an enhanced Basic line of credit in Manitoba and Ontario with increased flexibility on minimum repayment terms and management of credit limits to better meet customer needs together with the other lines of credit products allowing gradually lower rates with improved credit standing. The Company believes that the revised product addresses the issues that have been raised by the Ontario Minister of Consumer Services. Refer to the section entitled "Risks and Uncertainties" in this MD&A for additional information on changes to the regulatory environment.

Q3 2013 Management’s Discussion & Analysis	| 3 |

Strategy Update

Element	Fiscal YTD Progress
Platform & Distribution Growth
 - Continue to optimize branch operations

- Continue methodical expansion into underserved markets

- Grow branch network through training and incentive programs

- Develop online lending platform and internet presence

 - Increased revenue per branch for the nine months ended June 30, 2013 compared to the same period last year.

- In July 2013 launched consumer testing for online payday lending in Alberta.

- Launched "the Title Store" banner in Alberta brokering short term loans secured against motor vehicles in three locations.

Product Growth
 - Continue to focus on non-loan products

- Continue to move upstream and bridge the gap between payday loans and the products of traditional banks

- Help customers achieve greater financial freedom through graduated products at reduced costs that will help them rebuild their credit

 - Introduced new lines of credit in Manitoba and Ontario that will help customers rebuild their credit rating.

- Graduated customers in Manitoba and Ontario from our Basic line of credit to our lower cost Progressive line of credit.

Improved Margin Management
- Continue to focus on cost savings and branch operating metrics - Improve collections	- Reduction in sales expenses of 7% and 13% for the three and nine months ended June 30, 2013 compared to the same periods in the prior year.
Financial Risk Management and Funding Model
- Continue to proactively manage risk to protect Cash Store Financial from changes in funding markets, interest rate, currency fluctuations and regulatory environment	- Exit from direct lending of payday loans in Manitoba and Ontario and introduction of brokered lines of credit.

Focusing on the Results of Operations

The Company has reported net losses of $6.9 million and $12.9 million for the three and nine months ended June 30, 2013. During the three and nine months ended June 30, 2013, the Company incurred costs of $1.5 million and $5.2 million in connection with two restatements of previously issued financial statements, the special investigation, branch closures and asset impairments. Refer to the section entitled “Risks and Uncertainties” in this MD&A for additional information on the special investigation. As reported in the Company's March 31, 2013 MD&A, the key areas of focus for improvement of future results of operations remain as follows:

1.	Increase loan volume to drive an increase in consumer lending products and overall loan fee revenue; and

2.
Grow other income by developing other service offerings such as bank accounts, payment card products, payment insurance that focus on providing long term value for customers and result in increased customer retention.

Q3 2013 Management’s Discussion & Analysis	| 4 |

Performance

Selected Third Quarter and Year to Date Information

		3 Months Ended			9 months ended
($000s, except for per share amounts, number of loans and branch count)		Jun 30, 2012	Jun 30, 2013	% Change	Jun 30, 2012	Jun 30, 2013	% Change
Consolidated Results
No. of branches	Canada	529	510	(4)%	529	510	(4)%
	United Kingdom	25	27	8%	25	27	8%
		554	537	(3)%	554	537	(3)%

Loan volume	Direct	$188,485	$113,244	(40)%	$322,048	$420,893	31%
	Brokered	11,376	78,958	594%	268,454	161,094	(40)%
		199,861	192,202	(4)%	590,502	581,987	(1)%
Revenue
Loan fees		$36,204	$37,657	4%	$99,641	$112,943	13%
Other income		12,454	8,671	(30)%	36,954	29,545	(20)%
		48,658	46,328	(5)%	136,595	142,488	4%

Sales expenses
Salaries and benefits		16,493	14,902	(10)%	51,021	43,689	(14)%
Rent		4,719	4,343	(8)%	14,396	13,234	(8)%
Selling, general and administrative		5,725	5,733	0%	18,620	15,778	(15)%
Advertising and promotion		1,212	1,693	40%	3,965	4,499	13%
Depreciation of property and equipment		1,675	1,589	(5)%	5,236	4,717	(10)%
		29,824	28,260	(5)%	93,238	81,917	(12)%

Provision for loan losses		10,104	7,587	(25)%	21,570	24,130	12%
Retention payments		554	2,444	341%	9,382	5,878	(37)%
Corporate expenses		5,394	8,602	59%	16,977	24,593	45%
Interest expense		4,536	4,660	3%	7,773	13,907	79%
Branch closures costs		908	24	(97)%	908	24	(97)%
Impairment of property and equipment		—	522	—%	3,017	522	(83)%
Expense to settle pre-existing relationships with third-party lenders		—	—	—%	36,820	—	(100)%
Class action settlements		—	—	—%	—	—	—%
Other depreciation and amortization		1,770	2,796	58%	3,857	6,962	81%
Income before income taxes		$(4,432)	$(8,567)	93%	$(56,947)	$(15,445)	(73)%
Net income (loss) and comprehensive income (loss)		(3,571)	(6,894)	(93)%	(43,771)	(12,876)	71%
EBITDA		3,549	478	(87)%	(40,084)	10,140	125%
Adjusted EBITDA		5,516	4,673	(15)%	15,683	20,506	31%
Weighted average number of shares outstanding - basic		17,431	17,572	1%	17,426	17,562	1%
- diluted		17,431	17,572	1%	17,426	17,562	1%
Basic earnings (loss) per share		$(0.20)	(0.39)	(95)%	$(2.51)	$(0.73)	71%
Diluted earnings (loss) per share		(0.20)	(0.39)	(95)%	(2.51)	(0.73)	71%
Consolidated Balance Sheet Information
Working capital		56,741	54,989	(3)%	56,741	54,989	(3)%
Total assets		227,183	192,737	(15)%	227,183	192,737	(15)%
Total long-term financial liabilities		138,644	130,648	(6)%	$138,644	130,648	(6)%
Total long-term liabilities		146,187	137,599	(6)%	146,187	137,599	(6)%
*Total long-term financial liabilities excludes long term portion of deferred revenue, deferred lease inducements and deferred tax liabilities

Q3 2013 Management’s Discussion & Analysis	| 5 |

Third Quarter and Year to Date Highlights

Total Revenue of $46.3 million for the three months ended June 30, 2013 decreased by 5% compared to $48.7 million in the same period last year. On a year to date basis, total revenue of $142.5 million increased by 4% compared to $136.6 million in the prior year. The decrease in the current quarter is a result of decreased other income as a result changes in other financial service offerings through the transition from payday loans to lines of credit.

Sales expenses decreased by 5% and 12% for the three and nine months ended June 30, 2013 in comparison to the same periods last year as a result of increased focus on cost control and the consolidation of underperforming branches in FY2012.

Operating margins of $8.0 million and $30.6 million for the three and nine months ended June 30, 2013 decreased by 2% and increased by 146% compared to $8.2 million and $12.4 million for the corresponding periods in the prior year.
Adjusted EBITDA was $4.7 million and $20.5 million for the three and nine months ended June 30, 2013 compared to $5.5 million and $15.7 million in the same periods last year. The Company has incurred charges for the three and nine month periods ended June 30, 2013 totaling $1.5 million and $5.2 million related to asset impairments and corporate expenses in connection with the restatement of previously issued financial statements and the special investigation. Refer to the section entitled “Risks and Uncertainties” in this MD&A for additional information on the special investigation.

Results of Operations

Branches

Total branch count of 537 reflects the addition of two new branches in the United Kingdom as well as a new Title Store branch offset by the closure of four branches in Canada during the three months ended June 30, 2013. Compared to June 30, 2012, total branch count was reduced by 17 branches from 554 to 537. During FY2012, the Company consolidated underperforming branches in Canada and transferred customers from affected branches to nearby branches.

Revenue

Loan Volume

Total loan volume of $192.2 million and $582.0 million for the three months and nine months ended June 30, 2013 decreased by 4% and 1% respectively compared to $199.9 million and $590.5 million in the same periods last year. The decreases in loan volume reflects decreased loan volumes in Ontario as a result of tightening certain underwriting criteria on the Basic line of credit product in an effort to manage credit risk and improve profitability.

The Company measures loan volume based on the total principal advanced.

Q3 2013 Management’s Discussion & Analysis	| 6 |

Loan Fees

Loan fees include payday loan fees and interest on direct loans and fees charged for the credit assessment and brokering of advances and lines of credit on behalf of customers.

(in thousands)	Third Party Advances	Direct Advances	Total
For the three months ended June 30, 2013
Loan fees	$16,312	$21,345	$37,657
Interest and other	215	1,974	2,189
For the three months ended June 30, 2012
Loan fees	$3,906	$32,298	$36,204
Interest and other	24	1,922	1,946
For the nine months ended June 30, 2013
Loan fees	$33,478	$79,465	$112,943
Interest and other	607	6,460	7,067
For the nine months ended June 30, 2012
Loan fees	$45,960	$53,681	$99,641
Interest and other	268	3,896	4,164

Despite the decrease in loan volume, loan fees of $37.7 million and $112.9 million for the three and nine months ended June 30, 2013 increased by 4% and 13% compared to $36.2 million and $99.6 million in the same periods last year. On a year to date basis, the increase represents a combination of a change in the timing of recognition of revenue as result of transitioning to the brokered line of credit products in Ontario and the cessation of paying the interest portion of the loan fees to third-party lenders up to January 31, 2012 when payday loans were brokered in Ontario and other provinces. The Company now retains all broker and credit assessment fees associated with the line of credit products and third-party lenders receive interest.

Increases in interest and other recoveries recognized as revenue for the three and nine months ended June 30, 2013 are a result of the accounting treatment of acquired loans. In the comparative periods, the majority of interest and other recoveries related to acquired loans and were recorded as a reduction to the acquired loans portion of consumer advances receivable, net. In the current period the majority of interest and other recoveries are related to direct loans and are recognized as income when received.

Same Branch Revenue

Same branch revenue, calculated on the branches in Canada that were open for both the current periods and the same periods last year of $83 and $243 for the three and nine months ended June 30, 2013 decreased by 3% compared to the same quarter last year and increased by 1% on a year to date basis. Same branch revenue for the three and nine month periods ended June 30, 2012 was $86 and $240. The decreases in the current quarter were a result of decreases in other income.

Other Income

Other income includes fees earned on other financial products and services such as bank accounts, debit cards and prepaid credit cards, cheque cashing, insurance, money transfers and prepaid phone cards as well as other loan fees.

Consolidated other income of $8.7 million and $29.5 million for the three and nine months ended June 30, 2013 decreased by 30% and 20% compared to $12.5 million and $37.0 million in the same periods last year. The decrease in other income is related to price reductions in other financial products and services which were designed to increase customer benefits and promote long term customer retention to ultimately increase profitability in the long term.

Q3 2013 Management’s Discussion & Analysis	| 7 |

Sales Expenses

Sales expenses of $28.3 million and $81.9 million for the three and nine months ended June 30, 2013 decreased by 5% and 12% compared to $29.8 million and $93.2 million in the same periods last year. The Company attributes these savings to an increased focus on cost control and to the branch consolidations that occurred during FY2012.

Credit Losses and Recoveries

The Company’s provision for credit losses recorded on the consolidated statement of operations includes all estimated uncollectible contractual principal and loan fees. The provision for credit losses is reduced by any recoveries realized after advances are charged off. Collections of late interest and fees on advances that have not been charged off are recorded in other income on the consolidated statement of operations. When evaluating the Company’s overall credit loss rate, management considers the provision for credit losses net of recoveries recorded in other income, as follows:

	3 Months Ended 30-Jun-2012	% of loan vol.	3 Months Ended 30-Jun-2013	% of loan vol.	9 Months Ended 30-Jun-2012	% of loan vol.	9 Months Ended 30-Jun-2013	% of loan vol.
Provision for credit losses	10,104	5.4%	7,587	6.7%	21,570	6.7%	24,130	5.7%
Recoveries recognized as revenue	(1,922)	-1.0%	(1,974)	-1.7%	(3,896)	-1.2%	(6,460)	-1.5%
	8,182	4.3%	5,613	5.0%	17,674	5.5%	17,670	4.2%
Loan volume for direct loans and advances	188,485		113,244		322,048		420,893

Credit losses net of recoveries as a percentage of the related loan volume for the three months ended June 30, 2013 has increased 0.7% in comparison to the prior year as a result of $1.1 million of impairment charges on acquired loans and advances in the current period. The decrease of 1.3% for the nine months ended June 30, 2013 in comparison to the prior year is due to a $3.0 million provision related to the UK operations in the comparative period.

Retention Payments, Provision for Credit Losses, and Interest Expense related to Senior Secured Notes

The nature of the Company’s funding and credit loss expenses under the direct lending model differ from those under the broker model. Under the broker model, the Company makes voluntary retention payments to third-party lenders. Under the direct lending model, the Company records interest expense on senior secured notes and a provision for credit losses.

Due to changes in the mix of brokering and direct lending activities in comparison to the prior year, when comparing the Company’s current cost structure with prior periods, management considers the interest revenue portion of loan fees paid to third-party lenders, provision for credit losses, retention payments, and interest expense together. The following table provides a comparison of total funding and credit loss related costs:

	3 months ended June 30, 2012	3 months ended June 30, 2013	9 months ended June 30, 2012	9 months ended June 30, 2013
Interest revenue portion of loan fees paid to third party lenders	—	—	5,298	—
Credit losses net of recoveries	8,182	5,613	17,674	17,670
Retention payments	554	2,444	9,382	5,878
Interest expense related to senior secured notes	4,354	4,443	7,246	13,262
Total	13,090	12,500	39,600	36,810

Total loan volume	199,861	192,202	590,502	581,987
Total as a percentage of loan volume	6.5%	6.5%	6.7%	6.3%

The decrease in the percentage compared to the same periods last year reflects a reduction in the combination of credit losses and retention payments resulting from the transition to lines of credit products in Manitoba and Ontario. These brokered lines of credit have served to decrease the Company's costs associated with credit losses and retention payments.

Q3 2013 Management’s Discussion & Analysis	| 8 |

Corporate Expenses

Corporate expenses of $8.6 million and $24.6 million for the three and nine months ended June 30, 2013 increased by $3.2 million and $7.6 million respectively compared to $5.4 million and $17.0 million in the same periods last year. Included within corporate expenses for the three and nine months ended June 30, 2013, respectively, are $0.3 million and $2.0 million related to the special investigation as well as $0.6 million and $1.6 million related to restatements of previously issued financial statements. The remaining increase is a primarily result of increased legal and other professional fees associated with new product development, regulatory matters and legal proceedings. Refer to the section entitled “Risks and Uncertainties” in this MD&A for additional information on the special investigation, regulatory developments and legal proceedings.

Depreciation of Property and Equipment and Amortization of Intangible Assets

Total depreciation of property and equipment of $2.4 million and $6.1 million for the three and nine months ended June 30, 2013 increased compared to $1.8 million and $5.9 million in the same periods last year. The increase for the three months ended June 30, 2013 results primarily from a correction of depreciation of corporate property and equipment.

Amortization of intangible assets of $2.0 million and $5.6 million for the three and nine months ended June 30, 2013 increased from $1.7 million and $3.2 million in the same periods last year, respectively. The Company acquired proprietary knowledge, non-compete agreements and favorable supplier relationships when loans were acquired from third-party lenders in the second quarter of fiscal 2012.

Impairment of Long-lived Assets

Long-lived assets or asset groups held and used including property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As a result of the transition from direct payday lending to brokered lines of credit in Manitoba and Ontario, recent operating results, current developments in the regulatory environment and litigation and claims, the Company assessed that impairment indicators were present and quantitative testing of certain branches and the asset group containing the Company's intangible assets subject to amortization was performed.

Long-lived assets are considered impaired if the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, which may include: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

Property and Equipment

The Company assesses impairment of property and equipment on a branch by branch basis. Typically impairment at the branch level is indicated by current period and historical operating losses. For corporate property and equipment, the Company assesses impairment based on the expected cash flows of the related reporting units (i.e. Canada and UK reporting units).

For the three and nine months ended June 30, 2013, the Company recorded an impairment charge of $0.5 million as a result of impairments identified in 25 branches in Canada. For the three and nine months ended June 30, 2012 the Company recorded an impairment charge of $3.0 million as a result of the consolidation of 40 underperforming branches in Canada.

Q3 2013 Management’s Discussion & Analysis	| 9 |

Intangible Assets Subject to Amortization

For intangible assets subject to amortization, which include non-compete agreements, favourable supplier relationships, proprietary knowledge and software intangibles, impairment testing is performed using the expected undiscounted cash flows of the Canadian reporting unit.

The Company determined that the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the Canadian reporting unit was greater than the carrying amount of the intangible assets subject to amortization and accordingly no impairment existed at June 30, 2013.

For intangibles assets subject to amortization that were acquired in the January 31, 2012 loan portfolio acquisition from third-party lenders, the following describes the specific factors and assumptions used in the acquisition date measurement of fair value:

•	Non-compete Agreements - the proportion of revenues, margin contraction which would result from competition with the third-party lenders and the probability of competition.

•
Favourable Supplier Relationships - the benefit the Company has obtained through continuing to maintain supplier relationships with third-party lenders post-acquisition in comparison to the cost of obtaining funding from new sources. The valuation assumptions are based on the amount of capital required from third-party lenders for funding consumer loans as well as assisting the Company in the management of its day to day liquidity requirements in the absence of a traditional credit facility.

•	Proprietary Knowledge - the proportion of revenues attributable to the know-how acquired from the third-party lenders.

Impairment of Goodwill and Brand Name

The Company assesses qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test. If the qualitative assessment results in a determination that goodwill has more-likely-than-not been impaired, the Company performs the two-step goodwill impairment test. In the first step, the carrying amount of the reporting unit, including goodwill, is compared to its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

The Company's goodwill relates to its reporting unit consisting of its Canadian operations. The Company determined that, similar to intangible assets discussed above, qualitative factors were present and it was necessary to proceed to the two-step impairment test.

The Company completed an impairment test on June 30, 2013 and determined that there was no goodwill impairment as the fair value of the reporting unit exceeded its carrying value.

The Company also tested the Instaloans Brand Name based on the expected cash flows to be generated by the Instaloans banner and determined that no impairment of the carrying amount of $5.3 million.

Net Income (Loss)

The Company reported net losses of $6.9 million and $12.9 million for the three and nine months ended June 30, 2013 compared to net losses of $3.6 million and $43.8 million in the same periods last year. The nine month comparative period included an expense of $36.8 million for the settlement of pre-existing relationships with third-party lenders. Other significant factors contributing to the reported loss in comparison to the same periods last year include the increase in corporate expenses and the decrease in other income.

Q3 2013 Management’s Discussion & Analysis	| 10 |

Summary of Quarterly Results

($000's, except for per share amounts and branch figures)		2011	2012				2013
		Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Consolidated Results
No. of branches	Canada	574	573	569	529	511	511	513	510
	United Kingdom	12	23	25	25	25	25	25	27
		586	596	594	554	536	536	538	537

Loan volume	Direct	$13,008	$13,076	$120,487	$188,485	$195,027	$180,599	$127,050	$113,244
	Brokered	188,712	186,535	70,543	11,376	12,183	22,864	59,272	78,958
		201,720	199,611	191,030	199,861	207,210	203,463	186,322	192,202

Revenue
Loan fees		$33,552	$32,892	$30,545	$36,204	$38,353	$38,018	$37,268	$37,657
Other income		13,625	12,956	11,544	12,454	12,464	11,485	9,389	8,671
		47,177	45,848	42,089	48,658	50,817	49,503	46,657	46,328
Sales expenses
Salaries and benefits		16,984	16,856	17,672	16,493	14,921	14,462	14,325	14,902
Rent		4,706	4,766	4,911	4,719	4,548	4,434	4,457	4,343
Selling, general and administrative		6,041	6,489	6,406	5,725	4,971	4,969	5,076	5,733
Advertising and promotion		1,492	1,690	1,063	1,212	1,215	1,369	1,437	1,693
Depreciation of property and equipment		1,744	1,776	1,785	1,675	1,607	1,560	1,568	1,589
		30,967	31,577	31,837	29,824	27,262	26,794	26,863	28,260
		16,210	14,271	10,252	18,834	23,555	22,709	19,794	18,068

Provision for loan losses		580	668	10,798	10,104	9,434	9,254	7,289	7,587
Retention payments		6,244	6,557	2,271	554	586	1,769	1,665	2,444
Corporate expenses		5,171	4,960	6,626	5,394	5,706	6,745	9,247	8,602
Interest expense		163	169	3,068	4,536	4,566	4,603	4,644	4,660
Branch closures costs		—	—	—	908	666	—	—	24
Impairment of property and equipment		—	—	3,017	—	408	—	—	522
Expense to settle pre-existing relationships with third-party lenders		—	—	36,820	—	—	—	—	—
Other depreciation and amortization		570	583	1,503	1,770	2,117	2,172	1,994	2,796
Net income (loss) before income taxes and class action settlements		3,482	1,334	(53,851)	(4,432)	72	(1,834)	(5,045)	(8,567)
Class action settlements		—	—	—	—	—	—	—	—
Taxes		1,568	374	(12,691)	(861)	(177)	(132)	(765)	(1,673)
Net income (loss) and comprehensive income (loss)		$1,914	$960	$(41,160)	$(3,571)	$249	$(1,702)	$(4,280)	$(6,894)
EBITDA		5,959	3,862	(47,495)	3,549	8,362	6,501	3,161	478
Adjusted EBITDA		11,289	9,446	721	5,516	10,066	9,152	6,681	4,673
Basic earnings (loss) per share		$0.11	$0.06	$(2.36)	$(0.20)	$0.01	$(0.10)	$(0.24)	$(0.39)
Diluted earnings (loss) per share		$0.11	$0.05	$(2.36)	$(0.20)	$0.01	$(0.10)	$(0.24)	$(0.39)

Results for FY2011 and early FY2012 were negatively impacted by rate compression in the regulated provinces partially offset by growth in other revenue. In early FY2012, the Company transitioned to the direct lending model and began a comprehensive evaluation of its branch network, resulting in charges for impairment and branch closure costs in the last half of FY2012. In early FY2013, the Company incurred costs related to two restatements of previously issued financial statements as well as a special investigation.

Although the Company’s business is not significantly affected by seasonality, the Company typically experiences its strongest revenues in the third and fourth quarters (which correspond with tax season and the summer months) followed by the first quarter (Christmas/holiday season). The second quarter is typically the weakest. In addition to seasonal demand, quarterly results are impacted by the number and timing of new branch openings.

Q3 2013 Management’s Discussion & Analysis	| 11 |

Liquidity and Capital Resources

Cash Position

Consolidated cash balances increased to $24.3 million as at June 30, 2013 compared to $19.1 million at September 30, 2012. At June 30, 2013 $12.8 million (September 30, 2012 - $5.5 million) of the Company’s cash was restricted for consumer lending use where the Company acts as a broker and for other purposes.

During the three and nine month periods ended June 30, 2013 the Company utilized a combination of third-party lender funds and cash generated from operating activities to manage its working capital requirements. The Company is able to both purchase and sell consumer loans and advances with third-party lenders in order to manage its working capital requirements and expects to continue to utilize the third-party lenders in this manner. The Company does not expect to have a working capital deficiency.

Cash provided by (used in):	3 months ended June 30, 2012	3 months ended June 30, 2013	9 months ended June 30, 2012	9 months ended June 30, 2013
OPERATING ACTIVITIES	2,652	(244)	2,859	5,213
INVESTING ACTIVITIES	2,936	(651)	(90,491)	(6,192)
FINANCING ACTIVITIES	(1,951)	(597)	88,708	(1,094)

Cash used in operating activities was $(0.2) million for the three months ended June 30, 2013, down from cash provided of $2.7 million in the same period last year. The decrease was driven by a decrease in other income and an increase in corporate expenses. For the nine-month period ended June 30, 2013, cash provided by operating activities was $5.2 million, an increase of $2.4 million compared to the same period last year. The increase has been driven primarily by fluctuations in gross consumer advances receivable.

Cash provided by investing activities for the three month period ended June 30, 2013 decreased as a result of restricted cash received from third-party lenders for use in consumer lending. Changes in restricted cash and funds held on behalf of third-party lenders are also classified as investing activities.The nine month comparative period reflects a significant acquisition of a portfolio of loans, intangible assets and an expense to settle pre-existing relationships with third-party lenders.

Cash used in financing activities for the three months ended June 30, 2013 decreased compared to the same period last year as a result of deferred financing costs and dividends in the comparative period with no corresponding outflows in the current period. The nine month comparative period reflects the issuance of Senior Secured Notes.

Consumer Advances Receivable, Net

As at June 30, 2013, the consumer advances receivable, net balance was $32.8 million, which is flat compared to $32.4 million at September 30, 2012.

The Company’s consumer advances receivable balance at June 30, 2013 is comprised of $26.4 million (September 30, 2012: $25.9 million), representing gross loans and advances of $66.6 million net of a provision for credit losses of $40.2 million (September 30, 2012: $52.3 million gross advances and a provision of $26.4 million), that the Company has made directly to consumers and $6.5 million (September 30, 2012: $6.6 million) in loans and advances that the Company has purchased from third-party lenders.

Direct Loans

The Company closely monitors the provision for credit losses on direct advances based on historic loss rates, current collection patterns, and economic trends. The provision for credit losses relies on estimates of future collections. Changes to the Company’s estimates could materially impact the Company’s consolidated financial statements.

Q3 2013 Management’s Discussion & Analysis	| 12 |

Acquired Loans

The Company records acquired loans and advances at fair value based on the estimated discounted future cash flows at acquisition date. All cash inflows received on the acquired loans and advances reduces the carrying amount and changes to the estimated future cash flows are factored into the carrying amount at each reporting period in accordance with FASB ASC 310-30, “Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality.” The Company closely monitors the performance and collections on acquired loans and advances and the carrying amount is heavily dependent on internal estimates of the ultimate collectibility of the loans and advances and the Company’s ability to continue to maintain its targeted level of cash collections. Changes to the Company’s estimates could materially impact the Company’s consolidated financial statements.

During the third quarter, based on current collection trends, the Company revised its forecast of future cash flows related to the January 31, 2012 and fiscal Q2, 2013 acquired loans and advances. As a result, included in the provision for credit losses expense for the three and nine months ended June 30, 2013 are impairment charges of $1.1 million related to these acquired portfolios.

Commencing in February, 2013, in order to better facilitate the collections of past due advances on its brokered lines of credit in Ontario, the Company has purchased line of credit advances from third-party lenders. All advances acquired have been reported on a pooled basis based on the fiscal quarter of acquisition. As the total consideration paid to acquire the line of credit advances exceeded the fair value, for the three and nine months ended June 30, 2013 the Company recorded losses of $2.2 million and $2.9 million in retention payments expense. The Company expects to continue the practice of repurchasing past due advances on brokered lines of credit in the foreseeable future.

The Company pools acquired loans and advances for reporting purposes, as follows:

	Contractual Value at Acquisition Date		Fair Value at Acquisition Date		Remaining Carrying Value June 30, 2013
January 31, 2012 loan acquisition	$319.9	Million	$50.0	Million	$2.7	Million
Fiscal Q2, 2013 acquired line of credit advances	$7.1	Million	$6.4	Million	$0.3	Million
Fiscal Q3, 2013 acquired line of credit advances	$11.7	Million	$9.5	Million	$3.6	Million

Dividends

The Company’s Board of Directors has determined not to issue a dividend for the quarter ended June 30, 2013.

The Board of Directors reviews the Company’s dividend distribution policy on a quarterly basis. This review includes evaluating the Company’s financial position, profitability, cash flow and other factors that the Board of Directors considers relevant. The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the indenture governing the senior secured notes.

Outstanding Share Data

As at July 31, 2013, the Company had 17,571,813 common shares outstanding. There were also 1,136,401 options to purchase common shares outstanding, which if exercised, would provide the Company with proceeds of approximately $10.1 million. Each option is exchangeable for one common share of the Company.

Q3 2013 Management’s Discussion & Analysis	| 13 |

Other Financial Information

Off-Balance Sheet Arrangements, Contractual Obligations, Financial Instruments, Critical Accounting Estimates and Changes in Accounting Policies

There are no material changes to the above titled sections at June 30, 2013 since the September 30, 2012 annual MD&A.

Related Party and Other Transactions

The Cash Store Australia Holdings Inc. (“AUC”)

The Company owns 18.3% of the outstanding common shares of AUC, which currently operates payday loan branches in Australia under the name “The Cash Store Pty.” AUC is publicly listed on the TSX Venture exchange under the symbol “AUC”. As at June 30, 2013 the carrying value of the Company’s investment in AUC was $nil (September 30, 2012 - $nil).

The Company had a services agreement with AUC to provide ongoing services such as financial and accounting support, administrative services, and the use of the Company’s information technology and telecommunication systems. The agreement lapsed on June 30, 2012.

Included in selling, general, and administrative expenses is a recovery of $nil for the three and nine months ended June 30, 2013 (three and nine months ended June 30, 2012 - $95 and $284 respectively) relating to these services. As at June 30, 2013, the Company has a $24 (September 30, 2012 - $3) receivable from AUC. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

RTF Financial Holdings Inc. (“RTF”)

The Company owns 15.7% of the outstanding common shares of RTF Financial Holdings Inc., a private company in the business of short-term lending by utilizing highly automated mobile technology (SMS text message lending). As at June 30, 2013 the carrying value of the Company’s investment in RTF was $nil (September 30, 2012 - $nil).

The Company had a services agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. The agreement lapsed on June 30, 2012.

Included in selling, general, and administrative expenses is a recovery of $nil the three and nine months ended June 30, 2013 (three and nine months ended June 30, 2012 - $30 and $140 respectively) relating to these services. As at June 30, 2013, the Company has a $9 (September 30, 2012 - $nil) receivable from RTF. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

Third-party lenders

i.
A privately held entity that raises capital and provides advances to the Company’s customers (third-party lender) is controlled by the father of Cameron Schiffner, the Senior Vice President of Operations of the Company. In addition, Cameron Schiffner’s brother was a member of management of AUC and is a member of management of the third-party lender. The Company’s relationship with the third-party lender predates Cameron Schiffner’s employment with the Company. Included in retention payments are $107 and $932 for the three and nine months ended June 30, 2013 respectively (three and nine months ended June 30, 2012 - $263 and $3,990) of amounts paid or payable directly to this third-party lender. As at June 30, 2013 included in accrued liabilities is $1,467 (September 30, 2012 - $659) due to this third-party lender. This amount has been included in the Company’s restricted cash balance. The Company’s contingent risk in this third-party lender’s loan portfolio totaled $1,290 as at June 30, 2013 (September 30, 2012 - $7,240).

As part of the acquisition of the short-term advances portfolio on January 31, 2012 $45.5 million of the total purchase consideration was paid to this third-party lender, of which $14.4 million is an estimate of this third-party lender’s proportionate share of the expense to settle pre-existing relationships, which was approximated based on the

Q3 2013 Management’s Discussion & Analysis	| 14 |

proportion of the consideration paid to each third-party lender. The acquisition agreement was signed on behalf of the third-party lender by Cameron Schiffner’s brother.

As part of the acquisition of the lines of credit advances over the period from February 1, 2013 to June 30, 2013 as described in Note 4 of the interim consolidated financial statements for the three and nine months ended June 30, 2013, $nil and $2,427 of the total purchase consideration for the three and nine months ended June 30, 2013 was paid to this third-party lender, of which $nil and $275 for the three and nine months ended June 30, 2013 is the loss on acquisition included in retention payment expenses.

ii.
An immediate family member of Michael Shaw, a former director of the Company, advanced funds to a privately held entity that raised capital and provided loans to the Company’s customers (third-party lender) and acted as a third-party lender prior to the acquisition of the consumer loans portfolio on January 31, 2012. The Company’s relationship with the third-party lender predates Michael Shaw’s directorship with the Company. Bruce Hull, who is a former director of AUC, also advanced funds to this third-party lender. There have been no transactions between the Company and this third-party lender subsequent to January 31, 2012. Included in retention payments for the three and nine months ended June 30, 2013 are $nil and $1,377 respectively paid or payable directly to this third-party lender. The Company’s contingent risk in this third-party lender’s loan portfolio totaled $nil as at June 30, 2013 (September 30, 2012 - $nil).

As part of the acquisition of the consumer loans portfolio on January 31, 2012, $23.9 million of the total purchase consideration was paid to this third-party lender, of which $7.6 million is an estimate of this third-party lender’s proportionate share in the expense to settle pre-existing relationships, which was approximated based on the proportion of the consideration paid to each third-party lender.

On July 31, 2013, Michael Shaw resigned from the board of the Company and is no longer a related party.

iii.
A privately held entity that began acting as a third-party lender after January 31, 2012 is controlled by Bruce Hull, who is a former director of AUC. Included in retention payments are $2 and $8 for the three and nine months ended June 30, 2013 respectively (three and nine months ended June 30, 2012 - $15 and $20) paid or payable directly to this third-party lender. As at June 30, 2013, included in accrued liabilities is $163 (September 30, 2012 - $166) due to this third-party lender. The Company’s contingent risk in this third-party lender’s loan portfolio totaled $177 as at June 30, 2013 (September 30, 2012 - $171). On June 18, 2013, Bruce Hull resigned from the board of AUC and is no longer a related party.

All transactions with third-party lenders have been measured at the exchange amount, which is the amount of consideration agreed to by the Company and the third-party lenders.

Q3 2013 Management’s Discussion & Analysis	| 15 |

EBITDA and Adjusted EBITDA Reconciliation

	2011	2012				2013
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Consolidated Results
Net income (loss) and comprehensive income (loss)	$1,914	$960	$(41,160)	$(3,571)	$249	$(1,702)	$(4,280)	$(6,894)
Interest expense and other interest	163	169	3,068	4,536	4,566	4,603	4,644	4,660
Income tax	1,568	374	(12,691)	(861)	(177)	(132)	(765)	(1,673)
Depreciation of property and equipment and amortization of intangible assets	2,314	2,359	3,288	3,445	3,724	3,732	3,562	4,385
EBITDA	$5,959	$3,862	$(47,495)	$3,549	$8,362	$6,501	$3,161	$478
Adjustments:
Class action settlements	$—	$—	$—	$—	$—	$—	$—	$—
Stock-based compensation	218	193	193	189	158	145	119	99
Expense to settle pre-existing relationships with third-party lenders	—	—	36,820	—	—	—	—	—
Loan loss provision one-time addition	—	—	3,091	—	—	—	—	—
Branch closures costs	—	—	—	908	666	—	—	24
Impairment of property and equipment	—	—	3,017	—	408	—	—	522
Revenue impact related to transitioning to a direct lending model	—	—	3,210	316	—	—	—	—
Expenses related to restatements of previously issued financial statements	—	—	—	—	—	904	125	589
Expenses related to the special investigation	—	—	—	—	—	—	1,666	326
Impairment of January 31, 2012 acquired loan portfolio	—	—	—	—	—	—	—	1,010
Effective interest component of retention payments	5,112	5,391	1,885	554	472	1,602	1,610	1,625
Adjusted EBITDA	$11,289	$9,446	$721	$5,516	$10,066	$9,152	$6,681	$4,673

Q3 2013 Management’s Discussion & Analysis	| 16 |

Internal Controls over Financial Reporting and Disclosure Controls

Management has evaluated whether there were changes in Internal Controls over Financial Reporting (ICFR) as at and for the three and nine months ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect ICFR. No changes were identified.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of ICFR and Disclosure Controls and Procedures (DC&P) and determined that ICFR and DC&P were ineffective due to the two material weaknesses described below.  Each of these material weaknesses creates a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

1)
As described in the March 31, 2013 Interim MD&A, management determined that the Company did not design and implement effective ICFR related to the review and interpretation of complex legal agreements. Specifically, the Company’s ICFR did not correctly interpret how the terms and conditions of the March 5, 2004 British Columbia Class Action claim impacted the measurement of the associated liability as at September 30, 2010. As a result of these ineffective controls, the Company incorrectly measured and recorded the liability at inception of the agreement. This error was not detected or corrected in subsequent reporting periods by the Company’s ICFR until March 31, 2013.

The accounts that could reasonably be affected by this material weakness are class action settlement expense, interest expense, income tax expense, other receivables (current and long term), deferred tax asset and accrued liabilities.

2)
As described in the September 30, 2012 Annual MD&A, management concluded that the Company’s ICFR contained a material weakness with respect to the determination of the provision for credit losses. Management did not maintain effective processes and controls specific to the determination of the provision for credit losses. Senior finance personnel did not effectively communicate with operations to obtain a sufficient understanding in making the determination of the provision for credit losses.

The accounts that could reasonably be affected by this material weakness are provision for loan losses and consumer advances receivable, net.

The Company has taken the following remedial actions:

1)
In response to the first material weakness described above, in April 2013 management began a process to coordinate internally as well as regularly consult with legal counsel and the third party settlement administrator. This new control involves a review of the status of all litigation and claims at each reporting period in order to assess their impact on the Company’s consolidated financial statements.

2)
In response to the second material weakness identified as part of the preparation of the 2012 annual financial statements and as part of the transition from brokering to direct lending, the Company formally adopted an accounting policy and established a credit committee, comprised of senior financial and operational executives, to meet on a regular basis to monitor credit loss rates and approve provisioning levels. Management also hired additional senior finance personnel in the fourth fiscal quarter of 2012 to assist in the monitoring of the provision for credit losses.

There have been significant improvements made to ICFR in relation to the material weaknesses described above. However, management needs sufficient time to assess the effectiveness of the changes and to implement further improvements before the Company can conclude that the above material weaknesses have been remediated.

Q3 2013 Management’s Discussion & Analysis	| 17 |

Outlook

The regulatory environment will continue to be a key area of focus for the Company. Regulation in the payday loan sector is in varying states of regulation in Canada and the UK. Regulation affecting the bank accounts, card, and other financial services is stable. The Company believes it is important to continue its work with various compliance bodies in various jurisdictions in order to remain current with the regulatory environment as well as to ensure acceptance of the Company's recently introduced consumer lines of credit.

New product development initiatives remain a priority along with refining existing product offerings, particularly with a focus on products, platforms and other services that will lead to longer-term relationships with customers and increase customer loyalty. In addition to lines of credit, in the near term the Company plans to expand loan fee growth through continued development on its online lending platform which is currently being tested in Alberta as well continued expansion of its Title Store brokering business.

The Company has actively worked with its business partners of other financial products and services in order to reduce prices and increase product functionality. The Company believes these initiatives will also positively contribute to other income growth and return to historical levels during FY2014 through longer-term relationships with customers and increased customer loyalty.

To prepare for future growth in the UK, the Company has established the corporate infrastructure to support an increased footprint in the region. The Company added two new branches in the UK during the third quarter and expects to continue prudent growth in the UK.

Risks and Uncertainties

There are many risks and uncertainties that may affect the Company’s ability to capitalize on market opportunities and/or financial results. The Company continually monitors and evaluates these risk factors and takes action to mitigate them, however some of these risks are beyond the Company’s control. A more detailed description of risks that may affect the Company’s operations is contained in the September 30, 2012 Annual MD&A.

Q3 2013 Management’s Discussion & Analysis	| 18 |

Regulatory Environment

Securities Regulations

On April 2, 2013, the Company received notice from the New York Stock Exchange (“NYSE”) that it is not in compliance with certain NYSE standards for continued listing of its common shares. Specifically, the Company is below the NYSE’s continued listing criteria because its average total market capitalization over a recent 30 consecutive trading day period was less than $50 million at the same time that reported shareholders’ equity was less than $50 million. Under the NYSE’s continued listing criteria, a NYSE listed company must maintain average market capitalization of not less than $50 million over a 30 consecutive trading day period or reported shareholders’ equity of not less than $50 million.

The Company has submitted a plan to the NYSE demonstrating its ability to achieve compliance with the listing standards within 18 months of receiving the notice. During such 18-month period, the Company’s common shares will continue to be listed and traded on the NYSE, subject to the NYSE review of the Company's plan of compliance as well as compliance with other NYSE continued listing standards. As of the date of this MD&A, the NYSE has not completed its review of the Company's plan of compliance.

The notice from the NYSE does not impact the Company’s listing on the Toronto Stock Exchange (“TSX”) and the Company’s common shares will continue to be listed and traded on the TSX, subject to compliance with TSX listing standards.

Consumer Lending Regulations

The Company offers its consumer lending products in compliance with general consumer protection regulations governing relevant products, including the Canadian federal criminal interest rate provisions of the Criminal Code, and all applicable laws and regulations related to payday loans. Industry rate regulations and other measures specific to payday loans have been implemented in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. Current regulatory developments include the following:

Ontario

In keeping with the Company's product growth strategic objective, on February 1, 2013 the Company launched its suite of line of credit products in Ontario, and payday loans are no longer being offered in that province.

On April 29, 2013, the Company filed an application in Ontario courts seeking a declaration that the Basic line of credit was not subject to the Payday Loans Act.

Effective July 4, 2013, the Company allowed its payday loan licenses to expire in Ontario.

On February 4, 2013, the Registrar for payday loans in Ontario issued a proposal to revoke the payday lending licenses of the Cash Store Inc. and Instaloans Inc. Sections 13(2) and 14(1) of the Payday Loans Act provide that licensees are entitled to a hearing before the License Appeal Tribunal in respect of the Registrar’s proposal. Although the Company allowed its payday loan licenses to expire in Ontario, the Company has maintained its request for a hearing, which it expects to take place in the fall of 2013. Previous to the February 4, 2013 proposal of the Registrar for payday loans, the Company submitted an application for judicial review, seeking a declaration that certain provisions of the regulations made under the Ontario Payday Loans Act are void and unenforceable. This application is scheduled to be heard on October 2, 2013.

On June 7, 2013, the Ontario Ministry of Consumer Services filed an application in Ontario courts seeking a declaration that the Basic Line of Credit is subject to the Payday Loans Act and that the Company must obtain a broker license to offer this product.

In July 2013, the Company launched an enhanced Basic line of credit in Manitoba and Ontario with increased flexibility on minimum repayment terms and management of credit limits to better meet customer needs together with the other lines of credit products allowing gradually lower rates with improved credit standing. The Company believes that the revised product addresses the issues that have been raised by the Ontario Minister of Consumer Services. The Company remains committed to maintaining ongoing dialogue with the Ontario Ministry of Consumer Services with

Q3 2013 Management’s Discussion & Analysis	| 19 |

respect to its concerns. The Company maintains that its operations in Ontario are in compliance with all applicable laws.

British Columbia

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the Order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. The Company has agreed to abide by the Order.

On November 30, 2012, Consumer Protection BC issued a supplementary compliance order directing that unclaimed refund amounts to a maximum of $1.1 million be deposited into a consumer protection fund. The Company is appealing the supplementary compliance order; however, in accordance with a January 28, 2013 court order, during the three months ended March 31, 2013, the Company deposited $1.1 million in trust pending the outcome of the appeal. The estimated exposure with respect to this order is between $248 and $1.1 million including penalties, legal costs and additional costs. The Company has accrued $187 (September 30, 2012 - $248) related to the Order in other accruals as at June 30, 2013, and paid $61 for penalties and legal costs subsequent to September 30, 2012. The appeal was heard June 26, 27 and 28, 2013 however it is not known as to when a final decision will be reached.

United Kingdom

On December 19, 2012, in the United Kingdom, The Financial Services Act (the “Act”) received Royal Assent. Among other things, the Act transfers the responsibility for regulating consumer credit from the Office of Fair Trading to the Financial Conduct Authority. This transfer is scheduled to take effect on April 1, 2014. This Bill grants authority to the Financial Conduct Authority to set maximum allowable charges for prescribed types of credit and to determine what types of charges connected to the prescribed types of credit are to be included within the maximum allowable charges. How these authorities will be implemented is not yet known.

Legal Proceedings

The Company is currently subject to several legal proceedings, which it is vigorously defending. In addition, the Company is likely to be subject to additional legal proceedings in the future. The resolution of any current or future legal proceeding could cause Cash Store Financial to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate operations in particular jurisdictions. The Company may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of senior officers and other management personnel that would otherwise be spent on other aspects of the business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to operations. Any of these events could have a material adverse effect on business, prospects, results of operations and financial condition of the Company.

British Columbia

March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants, The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of the Company’s customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

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On May 12, 2009, the Company settled the British Columbia Related Actions in principle and on February 28, 2010 the settlement was approved by the Court. Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount including legal expenses of $18,800, consisting of $9,400 in cash and $9,400 in credit vouchers. The credit vouchers can be used to pay existing outstanding brokerage fees and interest, to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced, or can be redeemed for cash from January 1, 2014 to June 30, 2014. The credit vouchers are not transferable and have no expiry date. After approved legal expenses of $6,438 were paid in March 2010, the balance of the settlement amount remaining to be disbursed was $12,362, consisting of $6,181 of cash and $6,181 of vouchers.

By September 30, 2010, the Company received approximately 6,300 individual claims representing total valid claims in excess of the settlement fund. As the valid claims exceed the balance of the remaining settlement fund, under the terms of the settlement agreement, the entire settlement fund of $12,362 was disbursed to claimants in November 2012. As at June 30, 2013, approximately $5.1 million of the $6.1 million cheques issued had been cashed and approximately $466 of vouchers had been redeemed.

In arriving at the liability recorded at the balance sheet date, the voucher portion of the settlement fund of $6,181 has been discounted using a discount rate of 16.2%. During the three and nine month period ended June 30, 2013, the Company recorded accretion expense of $217 and $644 respectively in interest expense. The total liability related to the settlement at June 30, 2013 is $5,392 (September 30, 2012 - $11,303).

September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against The Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who, on or after November 1, 2009 borrowed a loan from the Company, and that the Company charged, required or accepted an amount that is in excess of 23% of the amount loaned of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The class members, in an order pursuant to s. 112.10(2) and s. 172(3)(a) of the BPCPA are seeking that the Company refund all monies paid in excess of the loan principal of each payday loan, including the cash card fee amounts, the loan fees, and any other fees or charges collected by the Company in relation to the payday loan, damages and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Court considers appropriate.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Alberta

January 19, 2010 Claim

The Company has been served in prior fiscal periods with a statement of claim issued in Alberta alleging that the Company is in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of our customers’ third-party lenders, directors and officers added to the claim.

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The Company agreed to a motion to certify the class proceeding if the third party lenders, officers and directors were removed as defendants. Class counsel agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

The Company believes that it conducted its business in accordance with applicable laws and is defending the action vigorously. As at June 30, 2013, a total of $100 (September 30, 2012 - $100) has been accrued related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen’s Bench by Kostas Efthimiou against The Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced were in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

June 3, 2013 Claim

On June 3, 2013, a statement of claim brought under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen's Bench by Darren Hughes against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls and financial reporting and the third-party loan portfolio acquisition.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against The Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

 Manitoba

April 23, 2010 Claim

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench ("Manitoba Court") by Scott Meeking against The Cash Store Financial and Instaloans Inc. proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who obtained a payday loan from The Cash Store Financial or Instaloans Inc. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Code.

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On February 22, 2012, the Manitoba Court determined that large portions of the plaintiff’s claim could not proceed as they had already been resolved in a judgment and settlement approved by the Ontario Superior Court of Justice in 2008. To the extent that limited portions of the Ontario judgment were not enforced in Manitoba, the Company has appealed the Manitoba decision.

On January 30, 2013 a hearing was held where the appeal was heard. The court reserved its decision and to date, the decision has not been released.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

 November 1, 2012 Claim

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against the Company, The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company charged amounts in excess of the maximum allowable limit on the total cost of credit permitted by the Consumer Protection Act, R.S.M. 1987, c. C-200, as am., and the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Ontario

August 1, 2012 Claim

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against The Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

The class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the class members.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

June 3, 2013 Claim

On June 3, 2013, a statement of claim brought under the Ontario Class Proceedings Act was commenced in the Ontario Superior Court of Justice by David Fortier against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls and financial reporting and the third-party loan portfolio acquisition.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

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Quebec

On July 11, 2013, a statement of claim brought under the Quebec Class Proceedings Act was commenced in the Quebec Superior Court of Justice by Marianne Dessis and Jean-Jacques Fournier against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls and financial reporting and the third-party loan portfolio acquisition.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

New York

May 20, 2013 Claim

On May 20, 2013, Globis Capital Partners, L.P. filed a civil claim against the Company and Gordon J. Reykdal, our Chief Executive Officer, in the United States District Court of the Southern District of New York for alleged violations of Sections 10(a) and 20(a) of the Securities Exchange Act of 1934 claiming unspecified damages. The Company has filed a motion to dismiss this claim. The likelihood of loss, if any, is not determinable at this time.

June 27, 2013 Claim

On June 27, 2013, proposed class action proceedings for violation of U.S. federal securities laws were commenced in the United States District Court of the Southern District of New York against the The Cash Store Financial Services Inc. and certain of its present and former officers on behalf of purchasers of the common stock of The Cash Store Financial Services Inc. during the period between November 24, 2010 and May 13, 2013, inclusive. The proposed class actions concern alleged misrepresentations made in the Company's quarterly and annual financial statements between November 24, 2010 and May 13, 2013. In particular, the complaints allege that the Company overvalued the consumer loan portfolio acquired from third-party lenders, overstated its net income, understated losses on its internal consumer loans portfolio, and understated its liabilities associated with the settlement of the British Columbia class action.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Special Investigation

The Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 (the “Transaction”) and included allegations regarding the existence of undisclosed related party transactions in connection with the Transaction. In response to this allegation, legal counsel to a special committee of independent directors of the Company (the “Special Committee”) retained an independent accounting firm to conduct a special investigation.  The investigation followed a review conducted by the Company’s internal auditor under the direction of the Audit Committee of the Board, and the restatement by the Company in December 2012 of its unaudited interim quarterly financial statements and MD&A for periods ended March 31, 2012 and June 30, 2012.

The investigation covered the period from December 1, 2010 to January 15, 2013 and was carried out over four months.  It involved interviews of current and former officers, directors, employees and advisors of the Company and a review of relevant documents and agreements as well as electronically stored information obtained from Company computers and those of employees, former employees and directors most likely to have information relevant to the investigation.

The Special Committee has reported its findings on the allegations to the Board of Directors and, consistent with the recommendation made to the Board of Directors by the Special Committee, the Board of Directors has determined that no further corrections or restatements of previously reported financial statements and other public disclosures are required in relation to the Transaction.

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Non-GAAP Performance Measures

Throughout this MD&A, terms that are not specifically defined under U.S. GAAP are referenced and used. These non-U.S. GAAP measures may not be comparable to similar measures presented by other companies. These non-U.S. GAAP measures are presented because the Company believes that they provide investors with additional insight into the Company’s financial results. The non-U.S. GAAP measures mentioned in this MD&A, along with the way in which management calculates them, are defined below.
• Same branch revenue is used to explain changes in total revenue by comparing the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period, excluding income from centralized collections. Average revenue is defined as revenue for the period divided by the number of branches.
• EBITDA and Adjusted EBITDA are used as a measure of cash income. EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest expense, income tax expense, depreciation of property and equipment and amortization of intangible assets. Based on EBITDA, the effects of other items and/or non-cash expenses are removed to calculate Adjusted EBITDA. Please refer to the section entitled "EBITDA and Adjusted EBITDA Reconciliation" for a reconciliation of EBITDA and Adjusted EBITDA to Net Income.
• Working capital is calculated as current assets less current liabilities.

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